082-04420

EVERGREEN
EVERGREEN MARINE CORP. (TAIWAN) LTD.
166, SEC. 2. MINSHENG E. ROAD, 104, TAIPEI, TAIWAN, R.O.C.
TEL: (02) 25057766 (10 LINES)
TELEX:11476 EVERMARINE. 21567 EVERMARINE

09046632

SUPPL

Division of Corporation Finance,
Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C.20549

July 24, 2009

2009 JUL 28 A 1:21

Re: The information required by Rule 12g3-2(b) from Evergreen Marine Corporation (Taiwan) Ltd. (" the Company ")

Dear Sir / Madam,

Attached hereto is the English version that the Company had published, filed or distributed from January 1, 2009 to June 30, 2009 for your file.

If you have any question, please feel free to contact the undersigned. (886-2-2500-2302 or gracehsieh@evergreen.com.tw)

Very truly yours,

Grace Shu-Hui Hsieh
Stock Department

7/28

FORM NO. GAD-026-01

EVERGREEN MARINE CORPORATION (TAIWAN) LTD.

List of Information Referred to in Paragraph (b)(1)(I) of Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, Published, Filed or Distributed from January 1, 2009 to June 30, 2009

1. Press release or notices

A. Announcement of certain significant matters (summary English version as attachment 1-A)

2. Reports released publicly on the website: http://newmops.tse.com.tw

A. Monthly operation statements from January 1, 2009 to June 30, 2009 (brief English description as attachment 2-A)

Attachment 1- A

Announcement of Certain Significant Matters of Evergreen Marine Corporation (Taiwan) Ltd. (Brief English Description)

1. Date: March 26, 2009
   To announce for convening 2009 Annual General Meeting of Shareholders at 9:00a.m. on June 19, 2009 at 15F, No.163, Shin-nan Rd., Sec. 1, Luchu, Taoyuan Hsien, Taiwan, R.O.C.

2. Date: March 26, 2009
   To announce the suspension period for conversion of the 2nd domestic unsecured convertible corporate bonds is from April 21 to June 19, 2009.

3. Date: April 23, 2009
   To announce for purchasing Credit Linked Note in total amount of NTD 800,000,000.

4. Date: June 19, 2009
   To announce the important resolutions resolved by 2009 shareholders' meeting as follows.
   (1) To approve the 2008 business report and financial statements.
   (2) To approve the distribution of dividends and bonuses:
   The appropriable earnings for the year ended Dec. 31, 2008 is NTD 18,097,775,451. On the basis of stable principle for sustainable management of the Company, the appropriable earnings is reserved to meet future needs and not to allocate Dividends, Bonus to directors and supervisors, and Bonus to employees.
   (3) To approve the amendment of the Articles of Incorporation.
   (4) To approve the amendment of the "Procedures for Fund Lending, Endorsement and Guarantee".
   (5) The election results of 7 directors and 2 supervisors are as follows.

Chairman & Director	Mr. Wang, Long-Shung (Representative of Evergreen Airline Services Corporation)
Director	Mr. Chang, Yung-Fa
Director	Mr. Lin, Sun-San (Representative of Evergreen Airline

	Services Corporation)
Director	Mr. Lin, Long-Hwa (Representative of Evergreen Airline Services Corporation)
Director	Mr. Yeh, Shun-Li (Representative of Evergreen International S.A.)
Director	Mr. Yen, Ho-Yao(Representative of Evergreen International S.A.)
Director	Mr. Chang, Kuo- Hua (Representative of Evergreen International S.A.)
Supervisor	Ms. Ko, Lee-Ching (Representative of Ultra International Investments Ltd.)
Supervisor	Ms. Ku Lai, Mei-Hsueh (Representative of Ultra International Investments Ltd.)

(6) To approve of removing the restriction of "Non-Competition" for the foresaid directors.

(7) To approve the amendment of the "Rules of Procedure for the Shareholders' Meeting".

5. Date: June 19, 2009
To announce the issuing plan of the 3rd domestic unsecured convertible corporate bonds in amount of NTD2,500,000,000.

6. Date: June 19, 2009
To announce the issuing plan of the 1st domestic secured exchangable corporate bonds in amount of NTD2,500,000,000.

Attachment 2-A

Monthly Operation Statements of Evergreen Marine Corporation (Taiwan) Ltd. (Brief English Description)

1. Statements of operation for January 2009 (publicly announced on the website: http://mops.tse.com.tw)

   Date: February 10, 2009
   Net operating revenue: NTD 1,185,641,000
   Amount of Endorsements/Guarantees: NTD 45,530,213,000
   Balance of Third-Party Loan: NTD 0

2. Statements of operation for February 2009 (publicly announced on the website: http://mops.tse.com.tw)

   Date: March 10, 2009
   Net operating revenue: NTD 1,176,908,000
   Amount of Endorsements/Guarantees: NTD 46,833,856,000
   Balance of Third-Party Loan: NTD 0

3. Statements of operation for March 2009 (publicly announced on the website: http://mops.tse.com.tw)

   Date: April 10, 2009
   Net operating revenue: NTD 1,263,565,000
   Amount of Endorsements/Guarantees: NTD 43,960,028,000
   Balance of Third-Party Loan: NTD 0

4. Statements of operation for April 2009 (publicly announced on the website: http://mops.tse.com.tw)

   Date: May 10, 2009
   Net operating revenue: NTD 1,406,255,000
   Amount of Endorsements/Guarantees: NTD 43,077,577,000
   Balance of Third-Party Loan: NTD 0

5. Statements of operation for May 2009 (publicly announced on the website: http://mops.tse.com.tw)

   Date: June10, 2009
   Net operating revenue: NTD 1,283,283,000
   Amount of Endorsements/Guarantees: NTD 42,626,374,000
   Balance of Third-Party Loan: NTD 0

6. Statements of operation for June 2009 (publicly announced on the website: http://mops.tse.com.tw)

   Date: July 10, 2009
   Net operating revenue: NTD 1,401,961,000
   Amount of Endorsements/Guarantees: NTD 41,051,440,000
   Balance of Third-Party Loan: NTD 0